UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                                    Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item	Sequential Page Number

1.	Other Relevant Information, dated June 22, 2026	3

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com

Pursuant to the provisions of article 227 of the Law 6/2023, of March 17, on Securities Markets and Investment Services, Grifols, S.A. (the "Company") hereby informs about the following

OTHER RELEVANT INFORMATION

The Company informs that the Board of Directors of Grifols, at its extraordinary meeting held on 19 June 2026:

-	acknowledged the resignation tendered by Ms. Enriqueta Felip Font, effective 19 June 2026, from her position as member of the Board of Directors of the Company and as a member of the Sustainability, Communication and Reputation Committee, for professional reasons;

-	unanimously resolved, following a proposal from the Appointments and Remuneration Committee, to appoint Ms. Ester Masllorens Llinàs as a new member of the Board of Directors by means of the co-option procedure, to fill the vacancy arising from the resignation of Ms. Enriqueta Felip Font. Ms. Ester Masllorens Llinàs has more than 20 years of international executive experience in the pharmaceutical sector and extensive knowledge in R&D, and will serve as an independent director; and

-	unanimously resolved, following a proposal from the Appointments and Remuneration Committee, to appoint Mr. Pascal Ravery as a new member of the Sustainability, Communication and Reputation Committee replacing Ms. Enriqueta Felip Font. Consequently, said Committee will be composed of the following members:

Name	Position	Type
Ms. Susana González Rodríguez	Chairperson	Independent
Mr. Pascal Ravery	Member	Independent
Ms. Anne-Catherine Berner	Member	Independent
Mr. Albert Grifols Coma-Cros	Member	Proprietary
Mr. Raimon Grifols Roura	Member	Proprietary
Ms. Núria Martín Barnés	Secretary (non-member)	-

In Barcelona, on 22 June 2026

Ms. Laura de la Cruz Galán
Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date: June 22, 2026